NR08-05	February 13, 2008

ITH Reports Initial Inferred Gold Resource at LMS Project, Alaska

5.86M Tonnes @ 0.89 g/t for 167,000 Contained Ounces of Gold

Mineralization Remains Open

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX Venture: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the results of its initial mineral resource estimate for the Camp Zone deposit at its LMS project near Delta Junction, Alaska.  The independent study determined an initial inferred gold resource of 167,000 ounces of gold at a cutoff grade of 0.3 g/t having an average grade of 0.89 g/t gold.

The study noted that, due to the wide-spaced nature of the drilling, much of the high-grade mineralization could not be accurately modeled and was therefore excluded from the resource estimation.  Considerable upside exists to bring this population into the resource model with additional drilling.  The encouraging, open-ended, resource model underpins the high potential of this well-mineralized project area.  In addition, ITH conducted an extensive surface exploration program in 2007 that identified a number of other strong gold in soil anomalies that have potential to significantly expand the Camp Zone along trend and for other new Camp Zone type discoveries.  The study highlights a number of areas for follow-up drilling to expand the Camp Zone and to test new ‘Camp Zone-type’ targets on the Company’s large land position.

The LMS inferred resource estimate announced in this news release builds upon the Company’s February 7, 2008 announcement of its Terra inferred resource estimate of 428,000 tonnes at an average grade of 12.2 g/t gold for 168,000 contained ounces of gold with 23.1 g/t silver for 318,000 contained ounces silver.  The Company anticipates announcing its bulk tonnage Livengood initial resource estimate within two weeks, thereby rounding out the results from its 2007 resource definition program and setting the stage for its very aggressive $11 million dollar 2008 resource expansion program (See NR08-03).  Because the Company’s priorities will be focussed on Livengood in 2008, it is actively looking for alternative means to advance the LMS property.

Project Background

The LMS project is located in Alaska, 40 kilometres south of the Pogo Gold Mine and within 14 kilometres of the paved Richardson Highway and related utility corridor.  The Company is earning a 60% interest in the LMS project from AngloGold Ashanti (USA) Exploration Inc. (See news releases of August 8 and September 5, 2006 for details).

Results of the Geological Review and Resource Estimate

Geological Review

On February 13, 2008 Giroux Consultants Ltd. and Mineral Resource Services Inc. delivered a final draft of their report on the LMS Project which includes information from the mineral resource estimate and surface exploration and petrographic studies completed in 2007.  This information summarizes the results from 36 drill holes (3,293 assayed intervals) covering an area of approximately one square kilometre.  It describes the main mineralized zone as a 1-5 metre thick, shallowly-dipping, tabular zone of siliceous breccia and graphitic schist hosted in a mica schist sequence.  The primary ore controls appear to be a combination of favourable host alteration zones and deep-seated feeder structures.  The zone remains open to the north and west.  The results from a petrographic and fluid inclusion study of the mineralization indicate that the bulk of the gold mineralization in the system is likely intrusion-related and may be of similar age to the intrusion related Pogo deposit 40 kilometres to the north.  The conclusions have been incorporated into the overall LMS exploration model for further exploration in 2008.

Resource Estimate

The inferred mineral resource estimate for the LMS deposit (see Table 1) is based on 24 drill holes covering approximately 250 metres of strike length and 590 metres down dip.  All 24 holes intersected the mineralized zone and mineralization remains open to the north and at depth.  A geological model of the mineralized graphitic schist and breccia zone was constructed and forms the basis of the resource model.  Within the modeled volume nine gold assays were capped at 7.5 g/t gold.  Two metre composites were formed and modelled using semi-variograms.  Bulk density was established by estimating the volume of weighed core samples yielding an average density of 2.6 for the mineralized zone and 2.68 for the surrounding schist.  Blocks 5 metres vertical by 10 metres north-south and 10 metres east-west were estimated by ordinary kriging.

Table : Camp Zone Inferred Mineral Resource Estimate*

LMS TOTAL INFERRED RESOURCE
Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff	Contained Gold
(g/t)	(tonnes)	Gold (g/t)	(Ounces)
0.10	9,680,000	0.61	190,000
0.20	7,460,000	0.75	180,000
0.30	5,860,000	0.89	167,000
0.40	4,780,000	1.01	155,000
0.50	4,110,000	1.10	145,000
0.60	3,610,000	1.18	137,000
0.70	3,130,000	1.26	127,000
0.80	2,710,000	1.34	116,000
0.90	2,370,000	1.41	107,000
1.00	2,050,000	1.48	97,000
1.10	1,740,000	1.55	87,000
1.20	1,490,000	1.62	78,000

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Due to the wide-spaced distribution of drilling, high-grade feeder veins, which returned intercept values ranging from 3 to 121 g/t gold, were not incorporated into the model (see Table 2).  If the density of drilling was increased it is possible that the high grade mineralization outside the graphitic schist envelope could become an important part of the resource model.

Table : Intercepts* with grade thickness products greater that 10 gram metres which were excluded from the resource estimation

Hole ID	From	To	Length (metres)	Gold (g/t)	Lithology
LM-05-02	25.91	27.43	1.52	7.27	schist-qtz mus
LM-05-07	30.48	33.53	3.05	4.09	schist-qtz mus
LM-05-11	121.92	125.12	3.20	16.28	schist-bio chl mus
includes	123.90	124.66	0.76	61.00
LM-05-12	142.95	146.33	3.38	21.72	schist-qtz mus
includes	144.23	146.33	2.10	33.11
	171.75	173.28	1.53	35.40	schist-qtz mus
LM-05-13	46.63	51.21	4.58	3.30	schist-qtz bio
LM-06-21	299.92	302.73	2.81	30.08	gneiss-bio
includes	302.06	302.73	0.67	121.00
	308.76	309.37	0.61	24.00	gneiss-bio
LM-06-25	116.59	116.89	0.30	68.00	schist-bio musc qtz
LM-06-26	269.75	272.19	2.44	4.94	gneiss-bio mus qtz
	282.24	286.21	3.97	11.81	gneiss-bio mus qtz
includes	282.24	283.68	1.44	27.70
	380.33	380.94	0.61	22.30	gneiss-bio mus qtz
LM-06-31	265.63	270.78	5.15	4.18	gneiss-bio mus
includes	267.68	270.78	3.10	5.69

*Intercepts calculated with 1 g/t gold cutoff, max 1.5 metre internal waste, outliers have to carry the internal waste to cutoff.

Qualified Person and Quality Control/Quality Assurance

The work program at LMS was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist. He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. Gary Giroux, MASc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

The Report will be finalized and filed on SEDAR within 45 days of the date of this news release.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by ITH uses the terms “resources”, and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of inferred resources will ever be converted into reserves.  Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by ITH in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.  United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.